Exhibit (a)(1)(u)

FOR IMMEDIATE RELEASE

Contact:

Nadine Padilla

Vice President, Corporate & Investor Relations

(858) 805-2820

Joele Frank/Dan Katcher

Joele Frank, Wilkinson Brimmer Katcher

(212) 335-4449

Biosite Incorporated Receives

Further Revised Commitment Letters From Inverness Medical

Regarding Possible Merger Transaction

SAN DIEGO, April 20, 2007 — Biosite Incorporated (NASDAQ: BSTE) today announced that, on April 19, 2007, Inverness Medical Innovations, Inc. (Amex: IMA) provided Biosite with copies of further revised commitment letters from Inverness’ proposed financing sources in connection with the previously announced acquisition proposal made by Inverness to acquire all of Biosite’s outstanding shares of common stock, other than Biosite shares already owned by Inverness, for $90.00 per share in cash. As previously announced, Inverness provided Biosite with copies of an initial set of commitment letters on April 4, 2007 and a revised set of commitment letters on April 17, 2007. Complete copies of the commitment letters received on April 19, 2007 (which, among other things, identify certain conditions to the financing contemplated thereby) are being filed today with the SEC as exhibits to Amendment No. 7 to Biosite’s Schedule 14D-9 relating to its pending merger agreement with Beckman Coulter, Inc. (NYSE: BEC).

Biosite’s Board of Directors, with the assistance of its financial advisor, Goldman Sachs & Co., and its legal advisors, Cooley Godward Kronish LLP and Potter Anderson & Corroon LLP, will review and evaluate the new information provided by Inverness.

As previously announced on March 25, 2007, a subsidiary of Beckman Coulter has commenced a cash tender offer to acquire all of the outstanding shares of common stock of Biosite for $85.00 per share. Unless the Beckman Coulter tender offer is extended, it and any withdrawal rights to which Biosite’s stockholders may be entitled will expire at 12:00 midnight, New York City time, on Friday, April 27, 2007 (the end of the day on Friday).

The Biosite Board has not withdrawn, qualified, modified, changed or amended its recommendation with respect to the Beckman Coulter tender offer, and the merger agreement between Biosite and Beckman Coulter remains in effect.

About Biosite

Biosite Incorporated is a leading bio-medical company commercializing proteomics discoveries for the advancement of medical diagnosis. Biosite’s products contribute to improvements in medical care by aiding physicians in the diagnosis of critical diseases and health conditions. The Biosite Triage(R) rapid diagnostic tests are used in more than 70 percent of U.S. hospitals and in more than 60 international markets. Information on Biosite can be found at www.biosite.com.

Forward Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations, forecasts and assumptions. Actual results could differ materially from those anticipated by these forward-looking statements as a result of a number of factors, some of which may be beyond Biosite’s control. For a list and description of risks and uncertainties associated with Biosite’s businesses, see Biosite’s reports filed with the Securities and Exchange Commission (SEC), including the “Risk Factors” section in its most recent annual report on Form 10-K filed with the SEC. Biosite disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Additional Information and Where To Find It

Stockholders of Biosite are urged to read the relevant tender offer documents because they contain important information that stockholders should consider before making any decision regarding tendering their shares. Beckman Coulter and its acquisition subsidiary have filed tender offer materials with the SEC, and Biosite has filed a Solicitation/Recommendation Statement with respect to the Beckman Coulter tender offer. The tender offer materials related to the Beckman Coulter tender offer (including an Offer to Purchase, a related Letter of Transmittal and certain other offer documents) and the Solicitation/Recommendation Statement related to the Beckman Coulter tender offer contain important information, which should be read carefully before any decision is made with respect to the tender offer. The Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, are available to all stockholders of Biosite at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement are available for free at the SEC’swebsite at http://www.sec.gov. In addition, stockholders are able to obtain a free copy of these documents from (i) Beckman Coulter by mailing requests for such materials to: Beckman Coulter, Inc., Office of Investor Relations (M/S A-37-C), 4300 N. Harbor Blvd., P. O. Box 3100, Fullerton, CA 92834 and (ii) Biosite by mailing requests for such materials to: Investor Relations, Biosite, 9975 Summers Ridge Road, San Diego, California 92121.

Stockholders of Biosite are also urged to read the Solicitation/Recommendation Statement with respect to the Inverness tender offer that will be filed by Biosite with the SEC when it becomes available as it will contain important information that stockholders should consider before making any decision regarding tendering their shares. The Solicitation/Recommendation Statement will be available to all stockholders of Biosite at no expense to them. The Solicitation/Recommendation Statement will be available for free at the SEC’s website at http://www.sec.gov. In addition, stockholders are able to obtain a free copy of this document from Biosite by mailing requests for such materials to: Investor Relations, Biosite, 9975 Summers Ridge Road, San Diego, California 92121.

In addition to the materials referred to above, Biosite and Beckman Coulter file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Biosite or Beckman Coulter at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Biosite’s and Beckman Coulter’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.